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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Mail Processing Section
MAY 30 2008
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 (MM/DD/YY) AND ENDING March 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAE Enterprises, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9725 SE 36 St., #300
(No. and Street)

Mercer Island, WA 98040
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Ellis 206-795-0395
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jack W. Brown, Inc., PC
(Name – *if individual, state last, first, middle name*)

PROCESSED
JUN 12 2008
THOMSON REUTERS

40 Lake Bellevue Drive, #260 Bellevue WA 98005
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donal A. Ellis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAE Enterprises, Ltd, as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

There are no exceptions.

KELLY J. BOSWELL NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 4-29-10

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAE ENTERPRISES, LTD

Financial Statements
And Supplementary Information

March 31, 2008

Jack W. Brown Inc., P.C.

TABLE OF CONTENTS

JACK W. BROWN INC., P.C.
Accountants & Consultants 40 Lake Bellevue Drive, Suite 260 Bellevue, Washington 98005 (425) 467-1074 FAX (425) 454-7984 CELLULAR (425) 829-3800 E-MAIL jackwbrown@comcast.net

May 27, 2008

To the Board of Directors
DAE Enterprises, Ltd
Mercer Island, WA

We have audited the accompanying balance sheet of DAE Enterprises, Ltd, as of March 31, 2008, and the related statements of income and retained earnings and cash flows for those periods. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAE Enterprises, Ltd., as of March 31, 2008, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jack W. Brown, P.C.

Jack W. Brown Inc., P.C.
Seattle, WA
May 27, 2008

DAE ENTERPRISES, LTD
BALANCE SHEET

ASSETS	March 31, 2008
Current	
Cash	$ 9,122
Property & Equipment (Note 1)	
Office equipment	13,914
Less: accumulated depreciation	(11,573)
Total property & equipment	2,341
TOTAL ASSETS	$11,463
LIABILITIES & STOCKHOLDER'S EQUITY	
Current Liabilities	
Accounts Payable	$ 346
Stockholder's Equity	
Common stock, $1 par value, 10,000 shares authorized, and 7,000 shares issued and outstanding	7,000
Additional paid in capital	73,239
Retained earnings (deficit)	(69,176)
Stockholder's Equity	11,117
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 11,463

DAE ENTERPRISES, LTD

STATEMENT OF INCOME AND RETAINED EARNINGS

	Year Ended March 31, 2008
INCOME	$ 35,000
OPERATING EXPENSES	
Professional Services	2,600
Office Expenses	130
Taxes & Licenses	1,201
Telephone	240
Depreciation	942
Total Operating Expenses	5,113
NET INCOME	29,887
RETAINED EARNINGS (DEFICIT) March 31, 2007	(99,063)
RETAINED EARNINGS (DEFICIT) March 31, 2008	# (69,176)

See accompanying notes to the financial statements

DAE ENTERPRISES, LTD
STATEMENT OF CASH FLOWS

	Year Ended March 31, 2008
Cash flows from operating activities	
Net Income	$29,887
Depreciation expense	942
Total cash flow from activities	30,829
Adjustment to reconcile net income to net cash provided by operating activities	
Increase in accounts payable	107
Decrease in additional paid in capital	(32,146)
	(32,039)
Net decrease in cash and equivalents	(1,210)
Cash and cash equivalents at beginning of year	10,332
Cash and cash equivalents at end of year	$ 9,122

See accompanying notes to financial statements

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A. Nature of business: DAE Enterprises, Ltd. is a privately held Broker - Dealer company which was incorporated in the State of Washington in 1983.

B. Property and equipment: Property and equipment are recorded at cost. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income during that year. The cost of maintenance and repairs is charged to expenses when incurred, whereas expenditures which substantially increase the useful lives of property and equipment are capitalized.

C. Depreciation: The provision for depreciation for financial statement purposes and tax purposes is computed over five years using accelerated methods. Depreciation expense for the year ended the March 31, 2008 was $ 942.

D. Cash and equivalents: Cash and cash equivalents consist of cash in checking accounts.

E. Income taxes: The company reports income for financial statement and federal income tax purposes on the accrual basis whereby revenue is recognized as services are performed and expenses are incurred.

F. Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. MERGER OF NASD AND NYSE

In August of 2007 NASD merged with the NYSE, and formed a new entity FINRA. DAE ENTERPRISES, LTD and all other Broker-Dealers of the NASD each received a payment of $35,000.00 as a part of the merger. The Company's payment is classified as revenue in the Statement of Income & Retained Earnings for the year ended March 31, 2008.

3. SALE OF DAE ENTERPRISES, LTD

On October 18, 2007, DAE Enterprises, Ltd agreed to sell the corporation to a third party upon approval by FINRA. The approval was obtained May 22, 2008. The sales price of $20,000.00 is to be paid in cash on or before the Closing.

SUPPLEMENTARY INFORMATION

NET CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1(a)(2) under the Securities Exchange Act of 1934, the Company has a $5,000 net capital requirement. For the year ended March 31, 2008 the Company's net capital balance was $8,776.

UNDER RULE 15c3-3
For the Year Ended March 31, 2008

Exemptive Provisions:

The Company is exempt from Rule 15c3-3 in that the Company does not receive any customer securities or cash.

DAE ENTERPRISES, LTD
COMPUTATION of NET CAPITAL Under SEC. RULE 15c3-1

Net Capital per audited Financial Statements, March 31, 2008	$11,117
Less: Non-Allowable Assets	2,341
Net Capital, March 31, 2008	$ 8,776

See the Reconciliation of Audited and Unaudited Computation of Net Capital on the following page.

DAE ENTERPRISES, LTD
RECONCILIATION of AUDITED & UNAUDITED COMPUTATION of NET CAPITAL
March 31, 2008

	Unaudited Form X-17A-5 Part II Prepared by DAE Enterprises LTD	Audited Form X17A	
Differences	Filed on	Part IIA	Differences
Pages 9 & 10	$8,883	$8,776	($107)

Explanation of Differences

Increase in accounts payable, and corresponding expense	($107)

DAE ENTERPRISES, LTD
REPORT OF ANY MATERIAL INADEQUACIES

Under SEC Rule 17a-5(j)

No material inadequacies were found to exist for DAE ENTERPRISES, LTD for the year ended March 31, 2008.

END